Filed by SendGrid, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: SendGrid, Inc.

Commission File No.: 001-38275

Below is blog post by the Chief Executive Officer of SendGrid, Inc. regarding the strategic transaction, which was made publicly available on October 15, 2018.

Subject: Twilio Signs Definitive Agreement to Acquire SendGrid, Creating One Best-in-Class Platform for Customer Communications

Just over nine years ago, SendGrid was founded by three developers who set out to build a better way to send email.  They wanted to build a system “that just worked” for developers and allowed them to focus on what was most important to them - building their apps and growing their business. The team was able to solve for that email use case and in doing so created the world’s first cloud-based email delivery platform.

As SendGrid grew, we extended this platform over time to serve the similar email delivery needs of marketers, and defined a broader vision for the company - to be the world’s most trusted communications platform. Core to this vision is empowering customers with the ability to solve another key pain point we know they are challenged with - orchestrating communications for their own customers across multiple channels.  Joining Twilio enables us to accelerate our journey toward a shared vision of offering one trusted platform to fuel the future of customer communications. We are excited to be a part of a proven, successful and rapidly growing cloud communications platform, aligned with our API-driven developer-centric roots, as well as our mission, vision and values.

SendGrid is a category leader in email delivery, reaching half of the world’s digital users every three months. Twilio’s cloud communications platform spans complementary customer communications channels including voice, video & messaging. Bringing the two companies together can empower all of our customers to better reach and engage more of their customers in-context, driving engagement and business growth. Together, we power more than 600 billion annual interactions every year for more than 100,000 customers.

We know that email is critical to our customer’s business and our commitment to providing best-in-class email deliverability, customer service, and reliability remains steadfast.  It will be business as usual at SendGrid as we work with the Twilio team to drive the acquisition through to close, which is expected in the first half of 2019. As such, customers will see no change in SendGrid’s platform, support or service offerings.

We’ve been humbled to serve our more than 74,000 customers and are grateful for the trust they’ve placed in us, thus far in our journey.  I believe our newly combined company, which brings together the two leading communication platforms can enable customers to be even more successful in driving engagement and business growth and I’m excited to continue on the next leg of journey together!

Sameer Dholakia

Where You Can Find Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. In connection with SendGrid’s pending acquisition by Twilio, Twilio will file a registration statement on Form S-4 containing a joint proxy statement/prospectus of SendGrid and Twilio and other documents concerning the proposed merger with the Securities and Exchange Commission (the “SEC”). SENDGRID URGES INVESTORS TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION

ABOUT SENDGRID, TWILIO AND THE PROPOSED MERGER. Investors may obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed by SendGrid and Twilio with the SEC at the SEC’s website at www.sec.gov. Free copies of the joint proxy statement/prospectus (when available) and SendGrid’s other SEC filings are also available on SendGrid’s website at http://www.sendgrid.com/.

SendGrid, Twilio and their respective directors, executive officers, certain members of management and certain employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed merger. Information regarding SendGrid’s officers and directors is included in SendGrid’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 20, 2018 with respect to its 2018 Annual Meeting of Stockholders. This document is available free of charge at the SEC’s website at www.sec.gov or by going to SendGrid’s Investors page on its corporate website at http://www.sendgrid.com/. Information regarding Twilio’s officers and directors is included in Twilio’s Definitive Proxy Statement on Schedule 14A filed with the SEC on April 27, 2018 with respect to its 2018 Annual Meeting of Stockholders. This document is available free of charge at the SEC’s website at www.sec.gov or by going to Twilio’s Investors page on its corporate website at www.twilio.com. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed Merger, and a description of their direct and indirect interests in the proposed Merger, which may differ from the interests of SendGrid’s stockholders or Twilio’s stockholders generally, will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that relate to future results and events may constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are subject to a number of risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking information, and are based on the current expectations, estimates, forecasts and projections of SendGrid and Twilio. There can be no assurances that the proposed merger will be consummated. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: economic, business, competitive, and/or regulatory factors affecting the businesses of SendGrid and Twilio generally, including those set forth in the filings of SendGrid and Twilio with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, their Current Reports on Form 8-K and other SEC filings. These forward-looking statements speak only as of the date hereof. SendGrid and Twilio undertake no obligation to publicly release the results of any revisions or updates to these forward-looking statements that may be made to reflect events or circumstances after the date hereof, or to reflect the occurrence of unanticipated events.